St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

**ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)**

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

04012930

February 10, 2004

SUPPL

04 FEB 18 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

**RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)**
**File Number: 82 - 4014**

---

To update the records of the above, enclosed please find a copy of our News Release #147 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

dlw 2/19

St. Jude RESOURCES LTD.

# NEWS RELEASE

## St. Jude is Granted Large New Gold Concession in Ghana

Vancouver, February 10, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce that it has been granted the Shieni Hills gold concession by the Government of Ghana. This 500 sq. km. Reconnaissance License has a unique geological setting that has the potential to host in situ hard rock gold. The property is centred on the Shieni Hills iron ore deposits in north eastern Ghana. These deposits were discovered in the 1930's and were studied in some detail by a Russian geological team in the 1960's. The host rock is late Proterozoic clastic sediments of the Buem Formation in the Voltaian basin which are iron enriched in a belt approximately 50 km. in length. The company is testing the theory that the iron is hosted in hydrothermal breccias. This source makes the Shieni Hills an IOCG candidate (iron ore, copper, gold), and the geological setting is similar to the Adelaide Basin/Olympic Dam IOCG deposit.

The iron ores are very substantial in size (100's of millions of tonnes) but their relatively low grade and remote location makes them an unlikely economic iron deposit. The most likely accessory mineral is gold which may have originated in underlying Birimian basement which was later remobilized during a Late Proterozoic hydrothermal event associated with the Buem Formation volcanism. The Shieni Hills appear to overlay the strike extension of the Ashanti gold belt.

St. Jude has established a base camp in Zabzugu and is initiating an extensive stream sediment and geochemical sampling program. Analysis of these samples will be carried out in both Canada and in Ghana. Early explorers in the Shieni Hills area noted that stream sediment heavy mineral sampling revealed fine specks of gold in a significant number of samples, however, no systematic gold analysis was carried out at that time.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits amenable to low cost mining. The company's projects in Ghana and Burkina Faso now cover over 1,071 sq. km. (264,000 acres) of one of the richest and most productive gold bearing regions in the world. With a well stocked treasury, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

**For further information, please contact:**

**Todd McMurray**
**Vice President, Corporate Development**
**St. Jude Resources Ltd.**
**Suite #200, 5405 - 48th Avenue**
**Delta, British Columbia**
**Canada, V4K 1W6**

**Tel: +1 - 604 - 940 - 6565**
**Fax: +1 - 604 - 940 - 6566**

**Or visit the company's website at:**
**www.stjudegold.com**

St.Jude RESOURCES LTD.
www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

February 2, 2004

SUPPL

04 FEB 18 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

**RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)**
**File Number: 82 - 4014**

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: January 16 - 27, 2004).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosure

# Insider transaction detail - View details for insider

2004-01-29 13:23 ET

**Transactions sorted by** : **Insider**
**Insider family name** : **TERRELL ( Starts with )**
**Given name** : **Michael A. ( Starts with )**
**Transaction date range** : **January 16, 2004 - January 27, 2004**

**Insider name:** TERRELL, Michael A.

**Legend:** O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

**Warning:** The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Issuer name:** St. Jude Resources Ltd. | | | | | | | | | | | | | |
| **Insider's Relationship to Issuer:** 4 - Director of Issuer | | | | | | | | | | | | | |
| **Security designation:** Common Shares Class "A" | | | | | | | | | | | | | |
| 175206 | 2004-01-21 | 2004-01-29 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +5,000 | 2.0500 | 1,004,290 | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 175212 | 2004-01-21 | 2004-01-29 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +5,000 | 1.9900 | 1,009,290 | | | | | | |
| 175213 | 2004-01-21 | 2004-01-29 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +1,700 | 2.0000 | 1,010,990 | | | | | | |
| 175217 | 2004-01-22 | 2004-01-29 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +1,500 | 2.0500 | 1,012,490 | | | | | | |
| 175221 | 2004-01-22 | 2004-01-29 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +1,000 | 2.1300 | 1,013,490 | | | | | | |
| 175223 | 2004-01-23 | 2004-01-29 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +1,500 | 2.2400 | 1,014,990 | | | | | | |
| 175225 | 2004-01-23 | 2004-01-29 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +2,000 | 2.1500 | 1,016,990 | | | | | | |
| 175226 | 2004-01-23 | 2004-01-29 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +2,000 | 2.1300 | 1,018,990 | | | | | | |
| 175228 | 2004-01-23 | 2004-01-29 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +2,000 | 2.1000 | 1,020,990 | | | | | | |
| 175233 | 2004-01-26 | 2004-01-29 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +2,000 | 2.2000 | 1,022,990 | | | | | | |
| 175239 | 2004-01-26 | 2004-01-29 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +4,000 | 2.1500 | 1,026,990 | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 175240 | 2004-01-27 | 2004-01-29 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +3,000 | 2.1300 | 1,029,990 | | | | | | |